Exhibit 99.1

UNITED UTILITIES DELIVERS STRONG PROFIT GROWTH

GROUP TO FOCUS ON CORE SKILLS

Interim results for the six months ended 30 September 2006

£m (except dividends)	Six months ended		% Change
	30 September 2006	30 September 2005

Revenue from continuing operations	1,117	998	+12%
Operating profit from continuing operations	424	366	+16%
Underlying operating profit from continuing operations**	414	386	+7%
Profit before tax from continuing operations	317	160	+98%
Underlying profit before tax from continuing operations**	282	248	+14%
Interim dividend per ordinary share (pence)	14.63	14.29	+2.4%

Basic earnings per share (pence)	Six months ended
	30 September 2006	30 September 2005

Continuing operations	25.7	13.7
Continuing and discontinued operations	25.8	0.7

•	Underlying profit before tax** up 14% to £282 million
•	United Utilities North West operating profit increased by 21% to £391 million, with underlying operating profit** up 9% to £380 million
•	Strategic focus on core skills of managing water, wastewater, electricity and gas networks
•	Vertex not considered a long-term strategic hold – divestment process initiated
•	Further progress in raising index-linked funding at attractive interest rates

Commenting, Philip Green, Chief Executive, said:

“The group has again delivered strong profit growth, underpinned by a good financial performance in United Utilities North West as well as operational and service improvements.

“Our strategy is to focus on our core skills of managing water, wastewater, electricity and gas networks to create a world class operator of utility infrastructure. We aim to create a high performance company and to leverage our core skills in related outsourcing markets. With a solid track record and leading market position, we are well placed to benefit from potential growth opportunities.

“In line with this strategy, the Board has recently taken the decision to initiate a process for the divestment of Vertex. It believes that shareholders’ interests are best served by focusing on the group’s core skills.”

For further information on the day, please contact:
Philip Green – Chief Executive	+44 (0) 20 7307 0300
Tim Weller – Chief Financial Officer	+44 (0) 20 7307 0300

Gaynor Kenyon – Communications Director	+44 (0) 7753 622282
Darren Jameson – Investor Relations Manager	+44 (0) 7733 127707

A presentation to investors and analysts starts at 8.30 am on Tuesday, 5 December 2006, at the City Presentation Centre, 4 Chiswell Street, London, EC1Y 4UP. The presentation can be accessed via a one-way listen in conference call facility, by dialling: + 44 (0) 20 7162 0025. This recording is available for 7 days following 5 December, on +44 (0) 20 7031 4064, access code 726313.

The presentation, with further information on United Utilities, will be available at 8.30 am on the day at: http://www.unitedutilities.com and, later, on Bloomberg at: UUIR<GO>, where a multimedia version will be available.

CHIEF EXECUTIVE’S REVIEW

United Utilities has delivered another strong financial performance in the six months to 30 September 2006. Underlying profit before tax** increased by 14% to £282 million and underlying operating profit** was up by 7%, to £414 million.

The Board has declared an interim dividend in respect of the six months ended 30 September 2006 of 14.63 pence per ordinary share. This is an increase of 2.4%, consistent with the group’s policy of growing dividends in line with inflation.

In line with the group’s strategy of focusing on its core skills of managing water, wastewater, electricity and gas networks, the Board has recently made the decision that Vertex is not a long-term strategic hold and has initiated a divestment process. The Board believes that shareholders’ interests are best served by concentrating on our core skills.

To help achieve our goal of creating a high performance company, we have outlined a number of key operational and customer service measurements for United Utilities North West (UUNW). These measurements are based around relative efficiency, security of supply, sewer flooding, pollution, customer minutes lost, customer interruptions and customer satisfaction. In these results, we have detailed our historical and current positions and our aspirations for future improvement. We will provide regular updates on how the business is performing in relation to these key measures. Since achieving performance improvements is critically dependent on the behaviour of our people, we are linking remuneration to performance for all employees.

UUNW has delivered strong growth in the first half of the year with operating profit up 21%, an increase of 9% on an underlying basis**, benefiting from the delivery of efficiencies and allowed price increases which are helping to fund the substantial capital programmes to deliver improvements for customers. The business remains on course to deliver the operating and capital efficiency targets set by our regulators.

We are restructuring UUNW’s management organisation to sharpen its commercial focus. The business will be separated into an asset owner function and an asset operator function. This functional split will help increase transparency and accountability and optimise performance, by instilling the operational disciplines inherent in arm’s length trading arrangements. This structure builds on the business model we have successfully employed in United Utilities Contract Solutions and will enable greater sharing of best practice and utilisation of management capital.

Performance improvements have been delivered in our regulated businesses. United Utilities Water is on track to meet its 2006/07 economic level of leakage rolling target for the first time in four years. Water resource levels are robust and the business is confident that it can maintain a healthy supply-demand balance, avoiding the need for water restrictions. The business has moved from 6th position to 4th position on Ofwat’s 2005/06 overall performance assessment (OPA) measure. We also expect United Utilities Water to have improved its 2005/06 operating relative efficiency position, on both water and wastewater with scope for further improvement. This year, for the first time, all seaside waters in our region have passed tough European quality standards.

United Utilities Electricity continues to perform well with regard to customer interruptions and customer minutes lost and customers have again benefited from a robust operational performance.

We continue to invest heavily in our businesses. In the first half of this year, capital investment, including infrastructure renewals expenditure, across our regulated water, wastewater and electricity operations, totalled £310 million.

United Utilities Contract Solutions continues to benefit from a strong order book and performance across the contract portfolio is in line with expectations. Operational performance across our range of contracts has been good and, in particular, we are pleased with our contribution to the Scottish Water contract which was renewed in the first half of this year and will now run to 2010. The Water Industry Commission for Scotland reported in November 2006 that water bills for Scottish households are £90 lower as a result of efficiency improvements, achieved alongside improved service quality. In addition, through our contribution on the 15-year outsourcing contract, we have helped Welsh Water to retain its upper quartile position on Ofwat’s OPA measure for 2005/06.

United Utilities Property Solutions has again generated strong operating profit in the first half of the year, building on its consistent performance over the last few years. The business has a substantial land portfolio and a pipeline of opportunities that should enable it to make an ongoing contribution to the group.

We are committed to improving and embedding our carbon management approach and are working closely with the Carbon Trust to develop our programme and identify ways to maximise our contribution in tackling climate change. We have developed a more robust approach to assessing our own emissions, enabling us to prioritise our future actions for the benefit of our business and the environment. For example, we are continuously looking at ways to improve our energy efficiency and expect our biggest wastewater treatment works at Davyhulme to be largely energy self-sufficient next year.

Based on the substantial capital expenditure programmes which UUNW will deliver, we expect the group to reach the mid to upper end of Ofwat’s gearing assumptions (55% to 65% debt to regulatory asset value) by 2010.

Further progress has been made in raising index-linked debt funding at attractive interest rates. The group now has £1,360 million of index-linked funding in place, with an average real interest rate of around 1.8% and an average length to maturity of approximately 37 years. This includes over £0.5 billion of index-linked funding with 50-year maturities. Around 20% of United Utilities Water’s regulated asset base is now supported by index-linked funding. This has helped us to improve significantly the term structure of our debt, with the average term to maturity more than doubling from under 13 years to over 33 years. This reduces refinancing risk and improves our credit profile.

I believe we have a management team in place with the right blend of experience to take the group forward. In the first half of the year, Tim Weller replaced Simon Batey as chief financial officer, bringing with him significant utilities experience from his time at RWE Thames Water and Innogy. Gaynor Kenyon joined us from Scottish Power as communications director with extensive media and corporate relations experience. This complements the utilities, engineering and service business experience of other members of the management team. In addition, I am pleased to welcome Brian Hurd who is now responsible for customer service in UUNW. He recently joined us from Prudential where he was director of customer operations.

Summary and outlook

The group has delivered good first half results, underpinned by strong profit growth in United Utilities North West.

Our strategy is to focus on our core skills of managing water, wastewater, electricity and gas networks. We are developing a high performance company with a strong focus on operational and service improvements and aim to be a world class operator of utility infrastructure.

With predictable regulated income streams ahead, United Utilities is expected to generate robust profit growth and we are confident of delivering results in line with our expectations for the full year.

OPERATING PERFORMANCE

UNITED UTILITIES NORTH WEST

(formerly described as licensed multi-utility operations)

•	Revenue increased by 9% to £813 million
•	Operating profit increased by 21% to £391 million, with underlying operating profit** up 9% to £380 million

Revenue increased by 9% to £813 million, driven by allowed price increases to help fund the substantial capital investment programmes of 8.8% in the water business and 2.6% in the electricity business, both including inflation.

Operating profit increased by 21% to £391 million for the period. The results reflect allowed price increases, efficiencies achieved to date and the planned phasing of the infrastructure renewals programme, which is expected to result in greater expenditure in the second half of this year compared with the first six months. In addition, during the period, United Utilities North West (UUNW) benefited from a £15 million one-off credit in respect of settlement of claims made by the group against contractors and by the end of the statutory period of potential claims against the group. Although such claims are a regular occurrence in the ongoing business of UUNW, these particular claims were unusual in size. Operating profit in the comparative period to 30 September 2005 reflected a one-off charge of £25 million, primarily related to the accelerated write-off of IT systems. Adjusting for the £15 million benefit in the current period and the £25 million one-off charge in the prior period, underlying operating profit**increased by 9% to £380 million in the first half of the year.

Capital investment in the period was £266 million, of which £199 million related to water and wastewater and £67 million to electricity distribution. This represents an increase in expenditure of around £61 million when compared with the corresponding period last year. In addition, infrastructure renewals expenditure amounted to £44 million, in the first half of this year, compared with £20 million in the six months ended 30 September 2005. Full year capital investment, including infrastructure renewals expenditure, is expected to be in the order of £700 million and reflects a re-phasing of our investment programme, with spend expected to peak in years three and four of this five-year regulatory review period.

The business continues to make good progress in efficiency delivery. The capital investment partnership framework is fully integrated into the business and the project and investment management system is working well. With regard to operating efficiencies, performance of the new customer billing system is good and the integrated performance management process, which is focused on optimising the way the business manages its major assets in the North West, is being extensively rolled-out across the region. New business processes and improved work planning and scheduling programmes, which make better use of mobile technology, are also realising benefits and we expect further benefits to come from our customer service transformation programme. Overall, the business remains confident of achieving the efficiency targets set by the regulators over this five-year price control period.

Although energy costs in United Utilities Water (UUW) are expected to increase by over 30% in 2006/07, compared with the previous year, this only represents around 6% of the total cost base of the business. Energy costs in future years are anticipated to be slightly lower than the expected charge in 2006/07. UUW continues to benefit from a largely gravity-fed clean water system, which substantially reduces pumping costs.

UUNW has delivered a number of operational performance and customer service improvements in the last year and there is scope for further improvement. Recent key performance improvements include:

•	UUW has moved up from 6th position, in 2004/05, to 4th position on Ofwat’s 2005/06 overall performance assessment (OPA) measure.

•	UUW is on course to achieve its economic level of leakage rolling target for 2006/07 of 470 megalitres per day. In addition, water resource levels are robust and the business expects to maintain a healthy supply-demand balance avoiding the need for water restrictions.

•	UUW has also consolidated its position as the leading company on asset serviceability as assessed by Ofwat.

•	United Utilities Electricity (UUE) continues to perform well with regard to customer minutes lost and customer interruptions.

•	Customer satisfaction has improved for water, wastewater and electricity customers, as measured by UUNW’s internal overall customer experience measurement.

•	Good progress has been made in 2005/06 in improving the operating expenditure relative efficiency positions of both UUW and UUE, particularly in the area of asset operations.

The business aims to be an upper quartile company on key operational and service measures in the medium term. To help achieve this goal, UUNW has identified a number of key measurements and will provide regular updates on its performance on these measurements:

•	Relative efficiency– UUW performs well in certain areas, such as water resources and treatment, water distribution, water network, sewer network and sludge activities. However, underperforming areas, such as large wastewater treatment works and customer services, contributed to Ofwat assessing the company as below average for operating expenditure relative efficiency in 2004/05 for both the water and wastewater service. UUE, whilst delivering a strong operational performance, was also considered as a below average company by Ofgem in its relative efficiency assessment at the 2004 price review. The medium-term goal is to be an upper quartile company on the regulators’ relative efficiency assessments. Progress in 2005/06 has been encouraging.

•	Security of supply– UUW has a healthy security of supply position, ranked first by Ofwat in its recent Security of Supply report, with no deficits in any of our regional zones for water resources. Whilst UUW has not achieved its rolling economic level of leakage target for the last three years, going forward, the business aims to meet or outperform this target and has plans in place to maintain and enhance its water supply network. The rolling economic level of leakage target for 2006/07 is 470 megalitres per day and thereafter 465 megalitres per day. These target levels are set by the economic regulator. Through effective resource management processes, the business also intends to avoid the need for water restrictions.

•	Pollution– UUW aims to halve the number of Category 1 & 2 pollution incidents, as defined by the Environment Agency, in both its water and wastewater activities in the medium term. This will be measured from a base position in 2005/06 when two Category 1 & 2 water pollution incidents and twenty-one Category 1 & 2 wastewater pollution incidents were recorded. In 2005/06, the business recorded the lowest number of Category 3 pollution incidents in the industry.

•	Sewer flooding– UUW will focus on reducing the number of properties at risk of sewer flooding. Good progress has been made in recent years and in 2005/06 237 properties, assessed as being at risk of experiencing one sewer flooding incident in ten years, were removed from the sewer flooding risk register, reducing the number on this register to 641 properties. The business aims to reduce this number by around 50% in the medium term, within the allowed funding limits.

•	Customer minutes lost (CMLs) and customer interruptions (CIs)– these two measures are considered of prime importance in assessing the operational performance of UUE. The business is performing well on these measures and aims to meet or outperform the regulatory targets across the 2005-10 period.

•	Overall customer satisfaction– the business has in place an internal overall customer experience assessment mechanism. This mechanism measures the level of customer satisfaction in relation to the response received following an enquiry. It involves a series of interviews with the businesses’ water, wastewater and electricity customers to assess overall operational performance and customer service satisfaction, with sample interviews conducted every month. Prior to the start of this financial year, less than 50% of the company’s water and wastewater customers, who had made an enquiry, were satisfied with the overall service they had received. This has improved to around 70% in October 2006. A similar pattern is notable with regard to electricity customers, who had made an enquiry, with less than 70% satisfied in April 2006, improving to around 75% in October 2006. Earlier in the year, the business split the water operational network activities and the customer interaction activities, assigning a dedicated customer liaison officer to manage each individual area of its region. UUNW is aiming to achieve an overall customer satisfaction level, in relation to its response to enquiries, of at least 85% in the medium-term, with the aspiration, of course, being 100% customer satisfaction.

The management organisation of the business is being restructured internally to sharpen its commercial focus. This will involve creating an asset owner function and an asset operator function to help increase transparency and accountability and optimise performance, by instilling the operational disciplines inherent in arm’s length trading arrangements. This will build on the business model of United Utilities Contract Solutions and will help to optimise the benefits of sharing best practice and management capital. In addition, the business is linking remuneration to performance for all employees, to help transform United Utilities into a high performance company.

With regard to outputs, in the first half of the year, UUW exceeded its internal targets. It replaced 315 kilometres of water mains and removed a number of properties from the low pressure and flooding registers. Drinking water quality remains high and 2006 mean zonal quality is 99.94%.

UUE continued to focus on maintaining the integrity, security and safety of its electricity distribution network and outputs are in line with its five-year delivery plan. During the half year, the business replaced or refurbished 139 kilometres of overhead lines and replaced 42 kilometres of underground cables. It also replaced or refurbished 224 switchgear units and replaced 121 transformers in the six month period.

At the time the water price review was concluded in December 2004, it was recognised that there was potential for additional investment relating to projects that were not part of United Utilities’ 2005-10 regulatory contract, but which may be confirmed as additional obligations during this period by the regulators.  These potential projects, which primarily relate to Unsatisfactory Intermittent Discharges (UIDs) of wastewater, with an estimated maximum value of up to £500 million, continue to be the subject of investigations and studies which are driving discussions with the regulators. A planning inquiry was held in October 2006 which considered three prime case appeals for UIDs discharging to inland waters to help establish principles going forward.  The inspector’s findings are expected early in 2007, which, if accepted by the regulators, should allow the evaluation process to reach conclusions by the spring/summer of 2007 and a Change Protocol submission seeking funding in price limits, should this be required.

Approximately £200 million of funding was provided in the 2000-05 period to deliver a number of obligations, primarily relating to the UID programme for that period, which have been carried over into 2005-10.  UUW, in its negotiations with the Environment Agency and Ofwat, is seeking to finalise requirements relating to those UID outputs, some of which are also linked to the aforementioned appeals hearing. The business expects the bulk of this capital expenditure to be incurred over the next 2-3 years.

UNITED UTILITIES CONTRACT SOLUTIONS
(formerly included within infrastructure management)

•	Revenue increased by 14% to £331 million
•	Underlying operating profit** increased by 3% to £26 million

United Utilities Contract Solutions (UUCS) applies the core utility skills of United Utilities North West, through outsourcing contracts, and is involved in the operation or management of assets representing around 35% of the UK water industry’s asset base. The business also provides gas services to over 6 million people and in total now serves a population of over 17 million in the UK. UUCS has an order book worth around £4.7 billion.

To reflect the continuing evolution of the group, for reporting purposes the business segments will now be aligned to major individual business units which more closely reflect the management structure. The financial results for UUCS were previously included within the infrastructure management segment, which also included the contribution from United Utilities Property Solutions. The group’s segmental financial results have been reclassified in this set of results, which enables a direct comparison of performance with the corresponding period last year.

Revenue in UUCS has risen by 14%, partly reflecting a full six-month contribution, in the first half of this year, from the £1.1 billion, eight-year contract with Northern Gas Networks which commenced on 1 June 2005. Underlying operating profit** has increased by 3% in the first half of the year, reflecting the fact that the business is still in the early stages of a number of substantial, long term contracts.

The business continues to pursue growth opportunities and is currently focusing on optimising returns from its sizeable contract portfolio. This follows a sustained period of winning and implementing contracts which has reinforced UUCS’ position as the leading utility infrastructure outsourcing company in the UK water sector.

Utility Solutions

Utility Solutions is responsible for UUCS’ utility outsourcing contracts in the United Kingdom. This includes contracts with Southern Water, Scottish Water, Dwr Cymru Welsh Water, Northern Gas Networks and three Scottish PFI operations.

UUCS has a 40% share in the 4D consortium, which secured a five-year capital delivery contract with Southern Water worth around £750 million. The contract commenced on 1 April 2005 and the business is performing well. Around one quarter of the contract spend had been delivered by the end of this half year and delivery of outputs is in line with Southern Water’s expectations. Overall, performance to date against the contract key performance indicators (KPIs) has been good.

Scottish Water Solutions (SWS), a joint venture company in which UUCS is a major partner, was successful in securing a significant £760 million contract, earlier in the year, to help manage and deliver a substantial part of Scottish Water’s 2006-10 capital investment programme. This follows on from the initial contract in which SWS delivered a major part of Scottish Water’s 2002-06 investment programme. A strong performance on the original contract helped SWS win this further contract and there is potential to secure further programme management related work, over the 2006-10 period, with an estimated value of £240 million. UUCS’ share of this potential combined contract is estimated to be worth around £150 million. Performance to date is robust and SWS is performing well in the area of health and safety. This new contract further demonstrates United Utilities’ ability to transfer its core utility skills into related growth markets.

Following the successful delivery of its initial four-year contract with Dwr Cymru Welsh Water, UUCS won a £1.5 billion, 15-year contract renewal to provide operations, maintenance and shared services, which commenced in April 2005. Contract performance continues to be good and, despite inflationary cost pressures, the profit level has been maintained in the first half of the year. The business is performing well with regard to the contract KPIs and also has plans in place to achieve the regulatory economic level of leakage target for 2006/07. Since the original contract commenced in 2001, UUCS has made a significant contribution to the delivery of improved service levels and has helped move Dwr Cymru Welsh Water from a below average position in Ofwat’s overall performance assessment (OPA) league table, to a sustained upper quartile position, which it has maintained for the last four years.

United Utilities acquired a 15% stake in the CKI-led consortium that purchased the North of England gas distribution network from National Grid in early 2005/06. UUCS also won a £1.1 billion, eight-year contract to operate and maintain the network, and manage the capital expenditure programme, on behalf of the consortium, which commenced on 1 June 2005. Performance against the contract KPIs is good. The initial proposals for the gas distribution price review were published in September 2006, with the final proposals due in December 2006. These proposals cover the one-year period 1 April 2007 to 31 March 2008. The new price control will cover the period 1 April 2008 to 31 March 2013 and will be subject to detailed consultation with the regulators throughout 2007.

Industrial and Commercial Solutions

Industrial and Commercial Solutions is responsible for multi-utility connections and metering services to domestic, commercial and industrial developers, and the provision of specialist water and liquid waste services to industrial customers. The business also includes UUCS' facilities services and energy management services businesses.

UUCS won the first major meter installation contract to be outsourced with British Gas Trading and the contract has around two years to run. Industrial and Commercial Solutions is responsible for full meter provision and management services to approximately 5 million gas and electricity customers in the north of England and Wales. It provides a 24 hour, 365 day operation covering meter replacement, emergency response services and customer requested work. It also operates a dedicated operational call centre. By the end of the contract, it is anticipated that Industrial and Commercial Solutions will have installed approximately 1.8 million gas meters and 500,000 electricity meters. The initial value of the contract was £225 million and this was subsequently increased to £276 million. The contract continues to progress well.

International

International applies the group’s core skills to develop and manage utility projects around the world. The business currently operates concessions in Bulgaria, Estonia, Poland, the Philippines and Australia.

United Utilities will continue to pursue opportunities in selected international markets, which are based around the group’s core utility skills and where the business is comfortable with the risk and reward dynamics.

OTHER ACTIVITIES

United Utilities Property Solutions
(formerly included within infrastructure management)

United Utilities Property Solutions (UUPS) is the property trading and management business of United Utilities PLC. Operating profit in the first half of 2006/07 was £8.9 million.

Property trading focuses on maximising the value of surplus and redundant property assets acquired principally from United Utilities North West (UUNW). The value of these assets is enhanced through obtaining planning consents for higher value uses, such as residential development, and participation in development partnerships, either through contractual development agreements or joint ventures. Overall, UUPS owns land and property assets worth in excess of £100 million.

Property management focuses on offices, depots and operational sites, mainly owned by United Utilities PLC and helps its partners, predominantly UUNW, manage over 140,000 acres of land.

The performance of UUPS was previously included within the infrastructure management segment. It will now be included within the other activities segment. The business has been consistently profitable for over five years. In the first half of 2005/06, UUPS’ operating profit amounted to £9.1 million and its full year contribution for 2005/06 was £18.1 million. The business has a secured pipeline of work for the next few years and is expected to continue to make a positive contribution to the group over the medium term, although, due to the nature of the business, profits are unlikely to follow a smooth profile.

FINANCIAL PERFORMANCE

Revenue and operating profit from continuing operations

Revenue from continuing operations rose 12% to £1,116.8 million, reflecting growth in both UUNW and UUCS.

Group operating profit from continuing operations rose 16% to £424.4 million. This increase was underpinned by a strong performance in UUNW. Group underlying operating profit from continuing operations** increased by 7% to £413.9 million.

Financing expense

Net finance expense of £107.6 million was £98.3 million lower than the corresponding period last year. The current period expense included a £3.6 million fair value loss on debt and derivative instruments, whereas the comparative period was impacted by a £95.9 million fair value loss. This volatility in financing expense fair value adjustments arises from the fact that, in order to hedge the interest cost implicit in the regulatory contracts, the group fixes interest rates for the duration of each five-year review period, typically by swapping fixed rate debt to floating rate at the time of issue and then swapping back to fixed rate at the outset of each five-year regulatory contract period. IAS 39 limits the use of hedge accounting for these commercial hedges, thereby increasing the potential volatility in the income statement. However, this has no cash flow impact and the effect of IAS 39 on the reported profit should substantially balance out over the 2005-10 period.

Net finance expense before the impact of the aforementioned fair value adjustments was £104 million, compared with £110 million in the corresponding period last year. The reduction in underlying net finance expense reflects a decrease in the group’s average net cost of borrowing from around 6.6% to 6.2%, offset by an increase in average net debt of around £65 million.

Restructuring costs

During the six months there was a total restructuring charge of £4.5 million to the income statement, primarily relating to UUNW.

Profit before taxation

Profit before taxation increased by 98% to £316.8 million. Adjusting for the impact of restructuring costs, other one-off items and fair value movements in respect of debt and derivative instruments, underlying profit before taxation**was £282.4 million, 14% ahead of last year’s result.

Taxation

The group recorded a current tax charge, relating to continuing operations, of £64.1 million during the period, compared with a tax charge of £23.1 million in the corresponding period last year. This increase is primarily a result of the increase in pre-tax profits, coupled with the ongoing impact of the change in the tax treatment of capitalised revenue expenditure which took effect last year. The deferred tax charge relating to continuing operations was £32.9 million, reflecting the requirement to provide in full for deferred tax under IAS 12. This compares with a £22.5 million charge in the corresponding period last year. The total tax charge relating to continuing operations is £97.0 million.

The total effective tax rate of 30.6% represents a marginal increase on the corresponding period last year when the total tax rate was 28.6%. For the six month period to 30 September 2006, the effective tax rate was marginally higher than the nominal 30% rate of corporation tax as a result of the tax non-deductibility of some of the derivative fair value losses incurred in the period. For the six month period to 30 September 2005, the effective rate was lower than 30% as a result of adjustments to the charge in respect of prior periods.

Discontinued operation

Vertex is a leading international provider of business process outsourcing (BPO) services and technology solutions and is also one of the UK’s major customer management service suppliers. The business has clients in the private enterprise, financial services, utility, central and local government sectors.

In the half year, Vertex’s operating profit before restructuring costs was £3.5 million, compared with £8.1 million in the corresponding period last year. The current half year performance reflects a re-shaping of the Vertex contract portfolio and the fact that the business is in the early stages of a number of contracts, including its substantial long-term contract with Thurrock Council. Vertex recently boosted its order book having secured a number of new contracts, including contracts with Gartmore and the Department for Work and Pensions acting on behalf of the Child Support Agency.

The Board believes that shareholders’ interests are best served by focusing on its core skills. The Board does not see Vertex as a long term strategic hold and has initiated a process to divest the company.

Earnings per share

Basic earnings per share, relating to continuing operations, increased by 88% to 25.7 pence.

Dividends per share

The Board has declared an interim dividend in respect of the six months ended 30 September 2006 of 14.63 pence per ordinary share. This is an increase of 2.4%, consistent with the group’s policy of growing dividends in line with inflation. The inflationary increase is based on the Retail Price Index (RPI) element included within the allowed regulated price increase in United Utilities Water for the 2006/07 financial year (i.e. the movement in RPI between November 2004 and November 2005).

This dividend will be paid on 12 February 2007 to shareholders on the register at the close of business on 22 December 2006. The ex-dividend date for the interim dividend is 20 December 2006.

Cash and short term deposits and borrowings

Cash and short term deposits at 30 September 2006 were £2,129.1 million. Medium term committed bank facilities (maturing in more than one year) totalled £775.0 million, which net of short-term debt and term debt maturing within one year of £645.7 million results in total available liquidity of £2,258.4 million.  This gives United Utilities an excellent pre-funded position for its capital investment programmes in both its regulated businesses.

Borrowings, net of cash and short term deposits, at 30 September 2006 were £4,259.8 million, an increase of £73.1 million compared with 31 March 2006. This increase principally reflects cash flow from operating activities, expenditure on the regulated businesses’ water, wastewater and electricity capital programmes and payment of the 2005/06 final dividend, offset by an IAS 39 fair value gain of £94.2 million. The balance comprised £4,732.5 million of bonds, £705.2 million of loans from the European Investment Bank, £75.5 million of long term leasing, £194.3 million of joint venture borrowings and £681.4 million of other loans and overdrafts, offset by £2,129.1 million of cash and short-term deposits.

Index-linked debt

In the six months ended 30 September 2006, the group issued a total of £575 million of long-term, index-linked notes off its multi-issuer euro medium term note (EMTN) programme, at maturities ranging from 37 to 50 years, and at real interest rates ranging from 1.47% to 1.85%. During the period, the group also drew down a 10-year loan provided by the European Investment Bank, in an amount of around £200 million in index-linked form, with an effective real interest rate of approximately 2.25%. After the period-end, the company has raised a further £135 million of index-linked borrowings off the EMTN programme, with a term of 50 years, at real interest rates ranging from 1.38% to 1.56%. United Utilities now has in place index-linked funding totalling £1,360 million, supporting around 18.5% of the group’s total regulated asset base, at an average real interest rate of approximately 1.80%. The principal amount of these borrowings will be adjusted upward with inflation (or downward in the event of deflation), tracking movements in the UK Retail Price Index (RPI). This form of liability is a good match for the group’s regulated assets, which are also linked to RPI.

Underlying profit measures

In considering the results for the period, the directors have adjusted the group’s statutory measures for those items identified as non-recurring.

Operating profit from continuing operations and profit before taxation from continuing operations are reconciled to underlying operating profit and underlying profit before taxation from continuing operations as follows:

	Six months ended 30 September 2006 £m		Six months ended 30 September 2005 £m		Year ended 31 March 2006 £m
Continuing operations
Operating profit		424.4		365.6		746.0

Restructuring costs		4.5		1.6		4.8
Other one-off items:
Settlement claims (UU North West)	(15.0)		—		—
Write-off of IT systems (UU North West)	—		25.0		25.0
Profit on disposals (UU Contract Solutions)	—		(6.4)		(6.4)

		(15.0)		18.6		18.6

Sub total		(10.5)		20.2		23.4

Underlying operating profit		413.9		385.8		769.4

Continuing operations
Profit before taxation		316.8		159.7		445.1

Operating profit adjustments (see above)		(10.5)		20.2		23.4
Fair value loss on debt and derivative instruments (note 2)		3.6		95.9		71.3
Interest on swaps and interest on debt under fair value option (note 2)		(27.5)		(28.0)		(55.4)

Underlying profit before taxation		282.4		247.8		484.4

** Underlying profit before tax and underlying operating profit from continuing operations are defined in the underlying profit measures table.

-o0o-

Consolidated income statement
	Six months ended 30 September 2006	Six months ended 30 September 2005	Year ended 31 March 2006
	£m	£m	£m
Continuing operations
Revenue	1,116.8	997.6	2,086.0

Other income	4.9	11.3	21.1
Employee benefits expense	(126.5)	(138.6)	(240.8)
Depreciation and amortisation expense	(132.3)	(143.2)	(282.8)
Infrastructure renewals expenditure	(44.1)	(19.7)	(70.6)
Other operating costs	(389.9)	(340.2)	(762.1)
Restructuring costs	(4.5)	(1.6)	(4.8)

Total operating expenses	(692.4)	(632.0)	(1,340.0)

Operating profit	424.4	365.6	746.0

Investment income	52.2	13.0	52.0
Finance expense (note 2)	(159.8)	(218.9)	(352.9)

Investment income and finance expense	(107.6)	(205.9)	(300.9)

Profit before taxation	316.8	159.7	445.1

Current taxation charge (note 3)	(64.1)	(23.1)	(49.4)
Deferred taxation charge (note 3)	(32.9)	(22.5)	(72.6)

Taxation	(97.0)	(45.6)	(122.0)

Profit for the period from continuing operations	219.8	114.1	323.1
Profit/(loss) for the period from discontinued operations (note 5)	1.0	(108.1)	(114.9)
Share of results of associated company	5.4	—	—

Profit for the period	226.2	6.0	208.2

Attributable to:
Equity holders of the company	226.0	5.9	207.9
Minority interest	0.2	0.1	0.3

	226.2	6.0	208.2

Earnings per share from continuing and discontinued operations (note 4)
– Basic	25.8p	0.7p	24.3p
– Diluted	25.7p	0.7p	24.2p

Earnings per share from continuing operations (note 4)
– Basic	25.7p	13.7p	37.8p
– Diluted	25.6p	13.6p	37.6p

Dividend per ordinary share (note 6)	14.63p	14.29p	43.87p

Consolidated balance sheet
	30 September 2006 £m	30 September 2005 £m	31 March 2006 £m
Assets
Property, plant and equipment	8,657.0	8,401.9	8,543.9
Goodwill	5.8	116.5	153.1
Other intangible assets	123.9	226.5	236.2
Investments	182.3	96.1	170.7
Trade and other receivables	22.0	—	22.0
Retirement benefit surplus	11.6	—	19.3
Derivative financial instruments	66.1	50.9	40.8

Total non-current assets	9,068.7	8,891.9	9,186.0

Inventories	34.3	36.9	28.2
Trade and other receivables	430.0	461.3	490.1
Investments	31.8	18.7	29.7
Cash and short-term deposits	2,129.1	859.3	1,513.5
Derivative financial instruments	32.8	85.4	48.9

Total current assets	2,658.0	1,461.6	2,110.4

Assets classified as held for sale (note 5)	360.2	117.3	—

Total assets	12,086.9	10,470.8	11,296.4

Liabilities
Trade and other payables	(390.6)	(354.9)	(383.7)
Borrowings	(5,743.2)	(4,709.4)	(5,081.1)
Retirement benefit obligations	—	(97.3)	—
Deferred taxation	(1,449.6)	(1,340.5)	(1,426.6)
Provisions	(32.6)	(47.3)	(16.6)
Derivative financial instruments	(97.3)	(31.3)	(57.6)

Total non-current liabilities	(7,713.3)	(6,580.7)	(6,965.6)

Trade and other payables	(744.4)	(835.3)	(855.1)
Borrowings	(645.7)	(354.8)	(619.1)
Current income tax liabilities	(185.6)	(87.6)	(112.8)
Provisions	(11.6)	—	(36.5)
Derivative financial instruments	(70.3)	(130.0)	(76.4)

Total current liabilities	(1,657.6)	(1,407.7)	(1,699.9)

Liabilities classified as held for sale (note 5)	(111.2)	(41.4)	—

Total liabilities	(9,482.1)	(8,029.8)	(8,665.5)

Net assets	2,604.8	2,441.0	2,630.9

Capital and reserves attributable to equity holders of the company
Share capital	876.7	873.1	875.4
Share premium account	1,410.6	1,397.0	1,407.8
Revaluation reserve	158.8	158.8	158.8
Treasury shares	(0.3)	(0.3)	(0.3)
Cumulative exchange reserve	(2.6)	4.6	2.2
Retained earnings	159.9	6.2	185.3

Shareholders’ equity	2,603.1	2,439.4	2,629.2
Minority interest	1.7	1.6	1.7

Total equity	2,604.8	2,441.0	2,630.9

Consolidated cash flow statement
	Six months ended 30 September 2006	Six months ended 30 September 2005	Year ended 31 March 2006
Continuing operations	£m	£m	£m
Operating activities
Cash generated from operations	488.7	507.1	997.2
Interest paid	(162.5)	(168.3)	(345.0)
Interest received and similar income	40.8	23.8	66.2
Tax paid	(0.2)	(1.7)	(2.5)

Net cash generated from operating activities (continuing operations)	366.8	360.9	715.9
Net cash used in operating activities (discontinued operations)	(30.2)	(21.9)	(4.5)

	336.6	339.0	711.4
Investing activities
Purchase of investments	—	(86.5)	(85.3)
Purchase of property, plant and equipment	(292.5)	(328.7)	(598.1)
Purchase of intangible assets	(4.2)	—	(31.6)
Proceeds from sale of property, plant and equipment	3.9	4.1	29.1
Financial restructuring of joint ventures	—	13.0	13.2

Net cash used in investing activities (continuing operations)	(292.8)	(398.1)	(672.7)
Net cash used in investing activities (discontinued operations)	(7.4)	(69.7)	(106.5)

	(300.2)	(467.8)	(779.2)
Financing activities
Proceeds from issue of ordinary shares	4.1	515.2	528.3
Proceeds from structured financing	53.9	—	—
Proceeds from borrowings	1,319.4	11.6	943.8
Repayment of borrowings	(528.8)	(243.4)	(472.6)
Dividends paid to equity holders of the company	(257.2)	(216.7)	(344.7)

Net cash generated from financing activities (continuing operations)	591.4	66.7	654.8
Net cash used in financing activities (discontinued operations)	(0.1)	(0.4)	(0.7)

	591.3	66.3	654.1
Effects of exchange rate changes (continuing operations)	(0.1)	(0.1)	(8.0)

Net increase in cash and cash equivalents – continuing operations	665.3	29.4	690.0
Net decrease in cash and cash equivalents – discontinued operations	(37.7)	(92.0)	(111.7)

	627.6	(62.6)	578.3
Cash and cash equivalents at beginning of the period	1,443.9	865.6	865.6

Cash and cash equivalents at end of the period	2,071.5	803.0	1,443.9

Consolidated statement of recognised income and expense
	Six months ended 30 September 2006	Six months ended 30 September 2005	Year ended 31 March 2006
	£m	£m	£m

Actuarial gains on defined benefit schemes	—	—	119.2
Revaluation of investments	6.3	—	14.6
Fair value gain/(loss) on cash flow hedges	1.9	(1.4)	(0.9)
Foreign exchange adjustments	(4.8)	1.1	(1.4)
Tax on items taken directly to equity	(0.6)	—	(35.6)

Net income/(expense) recognised directly in equity	2.8	(0.3)	95.9
Profit for the period	226.2	6.0	208.2

Total recognised income and expense for the period	229.0	5.7	304.1

Attributable to:
Equity shareholders	228.8	5.4	303.8
Minority interests	0.2	0.3	0.3

	229.0	5.7	304.1

Reconciliation of movements in consolidated equity

	Six months ended 30 September 2006	Six months ended 30 September 2005	Year ended 31 March 2006
	£m	£m	£m

Total net income recognised for the period	229.0	5.7	304.1
Dividends	(259.0)	(219.4)	(344.2)
New share capital issued	4.1	515.2	528.3
Other movements	(0.2)	(1.4)	1.8

Net (decrease)/increase in equity for the period	(26.1)	300.1	490.0
Opening equity	2,630.9	2,140.9	2,140.9

Closing equity	2,604.8	2,441.0	2,630.9

Attributable to:
Equity shareholders	2,603.1	2,439.4	2,629.2
Minority interests	1.7	1.6	1.7

	2,604.8	2,441.0	2,630.9

Cash generated from continuing operations
	Six months ended 30 September 2006	Six months ended 30 September 2005	Year ended 31 March 2006
	£m	£m	£m

Profit before taxation	316.8	159.7	445.1
Adjustment for investment income and finance expense	107.6	205.9	300.9

Operating profit	424.4	365.6	746.0
Restructuring costs within operating profit	4.5	1.6	4.8
Adjustments for:
Depreciation of property, plant and equipment	132.3	121.8	248.6
Amortisation of intangible assets	—	21.4	34.2
Profit on disposal of property, plant and equipment	(1.5)	(0.8)	(4.7)
(Increase)/decrease in inventories	(7.7)	(0.6)	8.7
Increase in trade and other receivables	(54.0)	(89.3)	(166.2)
(Decrease)/increase in provisions and payables	(2.5)	87.4	131.4
Outflow related to restructuring costs	(6.8)	—	(5.6)

Cash generated from continuing operations	488.7	507.1	997.2

Segmental analysis by class of business
Continuing operations	Six months ended 30 September 2006	Six months ended 30 September 2005	Year ended 31 March 2006
	£m	£m	£m
Revenue
United Utilities North West	812.6	745.9	1,502.9
United Utilities Contract Solutions	330.7	289.4	654.5
Other activities	18.8	19.9	39.9

	1,162.1	1,055.2	2,197.3
Eliminations	(45.3)	(57.6)	(111.3)

	1,116.8	997.6	2,086.0

Continuing operations
	Before restructuring £m	Restructuring £m	Total £m
Operating profit Six months ended 30 September 2006

United Utilities North West	394.5	(4.0)	390.5
United Utilities Contract Solutions	25.8	(0.5)	25.3
Other activities	8.6	—	8.6

	428.9	(4.5)	424.4

Operating profit Six months ended 30 September 2005

United Utilities North West	323.4	—	323.4
United Utilities Contract Solutions	31.5	(1.6)	29.9
Other activities	12.3	—	12.3

	367.2	(1.6)	365.6

Operating profit Year ended 31 March 2006

United Utilities North West	649.7	(0.1)	649.6
United Utilities Contract Solutions	76.3	(4.7)	71.6
Other activities	24.8	—	24.8

	750.8	(4.8)	746.0

For management purposes, the group is currently organised into three major operating divisions. The group’s business is divided into United Utilities North West, United Utilities Contract Solutions and Vertex, which is disclosed as a discontinued operation (see note 5). These divisions form the basis on which the above primary segment information is reported.

During the period to 30 September 2006, management has reviewed the appropriateness of United Utilities’ segment reporting in the light of the continuing evolution of the group. As a result, the group has identified the above segments, which it believes align the analysis more closely with the way in which the business is now managed, in accordance with IAS 14 ‘Segment Reporting’. The main impact has been the reclassification of the results of United Utilities Property Solutions from Infrastructure Management to Other activities.

Restructuring costs principally relate to severance and programme costs in the United Utilities North West and United Utilities Contract Solutions segments. These costs are disclosed separately as the directors consider that they are material in nature and this provides for a more representative view of underlying segmental business performance.

NOTES

1. Basis of preparation

The results for the period ended 30 September 2006, which are unaudited, have been prepared on the basis of accounting policies consistent with those set out in the annual report to shareholders for the year ended 31 March 2006.

The group has chosen not to apply IAS 34 ‘Interim Financial Reporting’ in full in the preparation of these consolidated interim financial statements.

The financial information set out in this statement relating to the year ended 31 March 2006 does not constitute statutory accounts for that period as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies following the company’s annual general meeting. The auditors have reported on those accounts; their report is unqualified and does not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2. Finance expense

		Re-presented	Re-presented
	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m

Interest payable	(156.2)	(123.0)	(281.6)
Fair value loss on debt and derivative instruments	(3.6)	(95.9)	(71.3)

	(159.8)	(218.9)	(352.9)

The comparative financial information above has been re-presented to reflect the transfer of interest on swaps and interest on debt under the fair value option to the fair value movement on debt and derivative instruments line. These were previously included in interest payable.

The group follows a policy of economic hedging its interest rate and currency exposures, with particular regard to the five-year regulatory period. Including the interest element of swaps and interest on debt under the fair value option within interest payable, as opposed to within the fair value movement on debt and derivative instruments, would give an economic underlying hedged interest charge of:

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m

Interest payable	(156.2)	(123.0)	(281.6)
Interest on swaps and interest on debt under fair value option	(27.5)	(28.0)	(55.4)

Adjusted interest payable	(183.7)	(151.0)	(337.0)

3. Taxation

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m
Current tax:
UK corporation tax charge	(62.0)	(23.7)	(59.1)
Foreign tax	(2.1)	(2.0)	(3.4)
Prior year	—	2.6	13.1

	(64.1)	(23.1)	(49.4)
Deferred tax:
Current year	(32.9)	(22.5)	(64.6)
Prior year	—	—	(8.0)

	(32.9)	(22.5)	(72.6)

	(97.0)	(45.6)	(122.0)

4. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing profit for the period by the following weighted average number of shares in issue:

		Basic million	Diluted million

(i)	Period ended 30 September 2006	876.1	880.5
(ii)	Period ended 30 September 2005	829.3	835.2
(iii)	Year ended 31 March 2006	853.9	858.4

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with IAS 33 ‘Earnings per Share’.

The basic and diluted earnings per share for the period are as follows:

	Six months ended 30 September 2006	Six months ended 30 September 2005	Year ended 31 March 2006
From continuing and discontinued operations
– Basic	25.8p	0.7p	24.3p
– Diluted	25.7p	0.7p	24.2p

From continuing operations
– Basic	25.7p	13.7p	37.8p
– Diluted	25.6p	13.6p	37.6p

5. Discontinued operations

Vertex
In line with the group’s strategy of focusing on its core skills of managing water, wastewater, electricity and gas networks, the Board has recently taken the decision to initiate a process for the divestment of Vertex. As the business is being actively marketed for disposal and there is an expectation that a transaction will qualify for recognition as a completed sale within one year, Vertex meets the definition of a disposal group in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ as at 30 September 2006 and is therefore classified as held for sale and a discontinued operation.

In accordance with IFRS 5, the assets and liabilities of Vertex have been reviewed to determine whether an adjustment is required to write them down to the lower of their book value and their fair value, less estimated costs to sell. This review has not resulted in a reduction in the carrying value of the assets and liabilities of Vertex in the consolidated balance sheet at 30 September 2006.

The results of Vertex in the period to 30 September 2006, and comparative periods, which have been disclosed as discontinued in the consolidated income statement, as required by IFRS 5, are as follows:

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m

Revenue: External	148.1	159.7	300.8
Revenue: Intercompany	50.9	57.7	119.6

	199.0	217.4	420.4
Depreciation and amortisation	(14.2)	(25.0)	(37.5)
Other operating expenses	(181.3)	(184.3)	(368.2)

Operating profit before restructuring costs	3.5	8.1	14.7
Restructuring costs	(0.9)	(7.2)	(20.7)

Operating profit/(loss)	2.6	0.9	(6.0)
Investment income and finance expense	(1.1)	1.3	0.2

Profit/(loss) before taxation*	1.5	2.2	(5.8)
Taxation on (profit)/loss	(0.5)	(0.7)	1.7

Profit/(loss) for the period from discontinued operation	1.0	1.5	(4.1)

* Profit/(loss) before taxation includes profit generated from intercompany trading of £2.6 million in the period (Six months ended 30 September 2005: £7.5 million; Year ended 31 March 2006: £13.5 million).

Your Communications
On 26 February 2006, the group sold the Your Communications business as part of the declared strategy of a progressive exit from the telecoms market. The purchaser was THUS Group plc and the consideration comprised initial consideration of 391,532,832 ordinary shares with a market value of 15.5 pence each (in aggregate £60.7 million), together with the option to acquire up to a further 4.8 per cent of shares in THUS Group plc dependent upon the future share price of THUS Group plc. This investment, in listed securities, presents the group with the opportunity for return through dividend income and trading gains.

The results of Your Communications, which have been disclosed as discontinued in the consolidated income statement as required by IFRS 5, are as follows:

	Six months ended 30 September 2005 £m	Period ended 26 February 2006 £m

Revenue	98.2	175.4
Operating expenses	(113.4)	(193.0)

Loss before taxation	(15.2)	(17.6)
Taxation on loss	4.2	8.6

Loss for the period from discontinued operation	(11.0)	(9.0)
Adjustment to value before taxation	(147.7)	(147.7)
Taxation on adjustment to value	49.1	31.6
Loss on disposal of discontinued operation	—	(9.1)
Taxation on loss on disposal of discontinued operation	—	23.4

Total loss for the period from discontinued operation	(109.6)	(110.8)

6. Dividends

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m
Dividends relating to the period comprise:
Interim dividend	128.3	124.8	124.8
Final dividend	—	—	259.0

	128.3	124.8	383.8

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m
Dividends deducted from shareholders’ equity:
Interim dividend	—	—	124.8
Final dividend	259.0	219.4	219.4

	259.0	219.4	344.2

The interim dividend of 14.63 pence per ordinary share (Year ended 31 March 2006: interim dividend of 14.29 pence per ordinary share; final dividend of 29.58 pence per ordinary share) will be paid on 12 February 2007 to shareholders on the register at the close of business on 22 December 2006. The ex-dividend date for the interim dividend is 20 December 2006.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim results statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the company.

Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential”, “reasonably possible” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, assumptions, estimates and projections which may be significantly varied, and therefore investors should not rely on them. Forward-looking statements involve known and unknown risks and speak only as of the date they are made, and except as required by the rules of the UK Listing Authority and the London Stock Exchange, the company undertakes no obligation to update publicly any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. United Utilities PLC cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effect of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures; (iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company’s success at managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause the results to differ materially.

INDEPENDENT REVIEW REPORT TO UNITED UTILITIES PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2006 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense, the reconciliation of movements in consolidated equity, cash generated from continuing operations, the segmental analysis by class of business and the related notes 1 to 6. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

Deloitte & Touche LLP
Chartered Accountants, Manchester
5 December 2006